SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.
                                (AMENDMENT NO. 2)

                            NATIONAL-STANDARD COMPANY
                            -------------------------
                       (Name of Subject Company (Issuer))

                              NS ACQUISITION CORP.
                               HEICO HOLDING, INC.
                             MICHAEL E. HEISLEY, SR.
                             -----------------------
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    637742107
                      (CUSIP Number of Class of Securities)

                             MICHAEL E. HEISLEY, SR.
                               HEICO ACQUISITIONS
                         5600 THREE FIRST NATIONAL PLAZA
                             CHICAGO, ILLINOIS 60602
                                 (312) 419-8220

                                 WITH A COPY TO:
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000
                                 --------------
     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

         Transaction Valuation* $7,119,069 Amount Of Filing Fee $1,424

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 7,119,069 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF NATIONAL-STANDARD COMPANY, AN INDIANA CORPORATION (THE "COMPANY"), (WHICH INCLUDES ALL SHARES OUTSTANDING AND ALL SHARES ISSUABLE UPON THE EXERCISE OF ALL OUTSTANDING OPTIONS AND WARRANTS) AT THE TENDER PRICE OF $1.00 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 26, 2000, BETWEEN NS ACQUISITION CORP., A DELAWARE CORPORATION, ("PURCHASER"), HEICO HOLDING, INC., A DELAWARE CORPORATION AND THE PARENT OF PURCHASER ("PARENT") AND THE COMPANY. THE COMPANY REPRESENTED THAT AS OF SUCH DATE, IT HAD 5,788,569 SHARES OUTSTANDING AND OUTSTANDING OPTIONS AND WARRANTS TO ACQUIRE AN ADDITIONAL 1,330,500 SHARES. BASED ON THE FOREGOING, THE TRANSACTION VALUE IS EQUAL TO THE PRODUCT OF (I) 7,119,069 SHARES (THE NUMBER OF SHARES OUTSTANDING PLUS THE NUMBER OF SHARES ISSUABLE UPON EXERCISE OF ALL OUTSTANDING OPTIONS AND WARRANTS) MULTIPLIED BY
(II) $1.00 PER SHARE. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE PURCHASER.

/X/ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    $1,158
Form or Registration No.:  Schedule TO
Filing Party:              NS Acquisition Corp. / Heico Holding, Inc.
Date Filed:                July 10, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  INTRODUCTION

         This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2000 by NS Acquisition Corp., a Delaware corporation ("Purchaser"), and Heico Holding, Inc., a Delaware corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of National-Standard Company, an Indiana corporation (the "Company"), at a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and which are incorporated herein by reference.

         All information in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

         Michael E. Heisley, Sr. is hereby added as an offeror with respect to the Offer. Parent is controlled by Mr. Heisley.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  NS ACQUISITION CORP.

                                  By:      /s/ Michael E. Heisley, Sr.
                                       -------------------------------
                                           Michael E. Heisley, Sr.
                                           Chairman & Chief Executive Officer


                                  HEICO HOLDING, INC.

                                  By:      /s/ Michael E. Heisley, Sr.
                                       -------------------------------
                                           Michael E. Heisley, Sr.
                                           President and Chief Executive Officer


                                           /s/ Michael E. Heisley, Sr.
                                  ------------------------------------
                                           Michael E. Heisley, Sr.

Dated: July 28, 2000